EXHIBIT 3.1

AMENDED ARTICLES OF INCORPORATION

OREGON PACIFIC BANCORP

ARTICLE I

(1)   The name of the Corporation is Oregon Pacific Bancorp.

ARTICLE II

(1) The Corporation is authorized to issue one class of shares, consisting of 10,000,000 shares of common stock (“Common Stock”), no par value.

(2) Holders of Common Stock are entitled to one vote per share on any matter submitted to the shareholders. On dissolution of the Corporation, the holders of Common Stock are entitled to receive the net assets of the Corporation consistent with applicable law. Share of Common Stock shall be without preemptive rights, and no shareholder of the Corporation shall have preemptive rights.

ARTICLE III

(1) The Board of Directors (the "Board") shall supervise the business of the Corporation.

(2) The Board shall consist of not less than seven and not more than fifteen members. The exact number of directors at any given time shall be fixed within these limits by the Board in its discretion.

ARTICLE IV

(1) No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for (i) any breach of a director's duty of loyalty to the Corporation or its shareholders, (ii) acts or omissions of a director which are not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any distribution to a director which is unlawful under the provisions of ORS 60.367 or other applicable law, (iv) any transaction with the Corporation from which the director derived an improper or illegal personal benefit, or (v) any act or omission for which such elimination of liability is not permitted under the Act.

(2) No amendment to the Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission occurring prior to the effective date of the amendment.

(3) If the Act or other Oregon law is amended to authorize the elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be so eliminated or limited to the fullest extent permitted by the Act or by Oregon law as so amended.

ARTICLE V

(1) The Corporation shall indemnify to the fullest extent not prohibited by the Act or other law any current or former director, officer, employee or agent of the Corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including an action, suit or proceeding by or in the right of the Corporation, by reason of the fact that such person was or is a director, officer, employee or agent of the Corporation or any of its subsidiaries, or was or is a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation or any of its subsidiaries, or serves or served at the request of the  Corporation as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise.

(2) The Corporation may reimburse or pay for the reasonable expenses incurred by any such current or former director in any such action, suit or proceeding in advance of the final disposition of the same if the director sets forth in writing (i) the director's good faith belief of entitlement to indemnification under this Article, and (ii) the director's agreement to repay all advances if it is ultimately determined that the director is not entitled to indemnification.

(3) No amendment to this Article that limits the Corporation's obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later of the effective date of the amendment or the date on which notice of the amendment is given to the person. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers, employees, agents and fiduciaries that may be part of or included in any statute, bylaw, agreement, general or specific action of the Board, vote of shareholders or other document or arrangement. The Corporation may enter into written agreements of indemnification.

ARTICLE VI

The street address and the mailing address of the initial registered office of the Corporation is 1355 Highway 101, P. O. Box 22000, Florence, Oregon 97439, and the name of its initial registered agent is Thomas K. Grove.

ARTICLE VII

The name and address of the incorporator is Bennett H. Goldstein, Attorney at Law, 2548 SW St. Helens Court, Portland, Oregon 97201.

ARTICLE VIII

The mailing address for notices to the Corporation is c/o Thomas K. Grove, P. O. Box 22000, Florence, Oregon 97439.

ARTICLE IX

(1) Reverse Stock Split. On and as of March 18, 2008 at 5:00 p.m. Pacific Standard Time (the “Reverse Effective Time”), each five hundred (500) issued and outstanding shares of the corporation’s common stock shall automatically, without further action on the part of the corporation or any holder of such common stock, be reclassified and converted into one (1) share of the corporation’s common stock (the “Reverse Stock Split”). The corporation will not issue fractional shares in connection with this Reverse Stock Split. As a result of the Reverse Stock Split, each shareholder of the corporation who held less than five hundred (500) shares of the corporation’s common stock as of January 4, 2008 (“Holdings Record Date”) will only have the right to receive cash equal to $13.00 multiplied by the number of shares owned by such shareholder as of the Holdings Record Date, and such shareholder will no longer have any further right to vote as a shareholder or otherwise share in the corporation’s assets, earnings or profits following the Reverse Stock Split. As a result of the Reverse Stock Split, each shareholder of record holding five hundred (500) or more shares of the corporation’s common stock will continue as a shareholder with respect to the full share or shares of common stock held by that shareholder following and resulting from the Reverse Stock Split.

(2) Forward Stock Split. On and as of March 19, 2008 at 5:00 p.m. Pacific Standard Time (the “Forward Effective Time”), each one (1) share of the corporation’s common stock then issued and outstanding will, without any further action on the part of the corporation or any holder of such common stock, be re-classified as and converted into five hundred (500) shares of the corporation’s common stock (the “Forward Stock Split”).

(3) The Reverse Stock Split and Forward Stock Split will be implemented through a book entry method, and no paper certificates shall be issued.

The amendments to the Articles of Incorporation of the Corporation referenced in Article IX of this Articles of Amendment were (i) adopted by the members of the Corporation’s Board of Directors on December 17, 2007 and (ii) adopted by its shareholders of the Corporation on March 13, 2008 in the manner prescribed by Oregon law.

/s/ Joanne Forsberg

CFO and Corporate Secretary